October 30, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 10/30/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/30/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

25004891

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BYX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/30/25 (MM/DD/YY) Cboe BYX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 2:00pm on 10/30/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30th day of October (Month), 2025 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – AMENDMENT AS OF OCTOBER 31, 2025

Summary of changes made to Exhibit C:

- For Cboe Bats, LLC, Robert Hocking (Senior Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe Bats, LLC, Jennifer Fuentes's (Vice President, Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Bats, LLC, Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe Bats, LLC, Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe Bats, LLC, Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe BZX Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe C2 Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe EDGA Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe EDGX Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe Exchange, Inc., Meaghan Dugan's (SVP, Head of US Options) Officer title has been updated to Senior Vice President, Head of US Derivatives.
- For Cboe Futures Exchange, LLC, Meaghan Dugan (SVP, Head of US Derivatives and CFE Managing Director) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe BZX Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe C2 Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe EDGA Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe EDGX Exchange, Inc., Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.

- For Cboe Futures Exchange, LLC, Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe SEF, LLC, Jennifer Fuentes's (Vice President, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Futures Exchange, LLC, Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe SEF, LLC, Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe C2 Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Robert Hocking (Executive Vice President, Global Head of Derivatives) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe C2 Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Guy Miller (SVP, Chief Legal Officer- North American Securities) has been appointed as an Officer.
- For Cboe Futures Exchange, LLC, Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe SEF, LLC, Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe C2 Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.

- For Cboe EDGA Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Brian McElligott (SVP, Head of Data Vantage) has been appointed as an Officer.
- For Cboe Clear U.S., LLC, Jennifer Fuentes's (VP, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Digital Exchange, LLC, Jennifer Fuentes's (VP, Compliance – North American Securities and Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Worldwide Holdings Limited, Jill Griebenow (Director) has been appointed as a Director.
- For Cboe UK Limited, Jill Griebenow (Director) has been appointed as a Director.
- For Cboe Canada Inc., Sampa Nair (Head of Finance) has been appointed as an Officer.
- For Cboe Data and Access Solutions China, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Cboe Data Services, LLC, Jennifer Fuentes's (Interim Chief Compliance Officer) Officer title has been updated to Chief Compliance Officer.
- For Cboe Data Services, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Cboe Data Services, LLC, Brian McElligott has been appointed as a Director.
- For Cboe FX Markets, LLC, Jennifer Fuentes's (Vice President, Interim Chief Compliance Officer) Officer title has been updated to Senior Vice President, Chief Compliance Officer.
- For Cboe Global Indices, LLC, Brian McElligott has been appointed as a Director.
- For Cboe Global Indices, LLC, Jennifer Fuentes's (Vice President, Interim Chief Compliance Officer) Officer title has been updated to Chief Compliance Officer.
- For Cboe Global Indices, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Brian McElligott has been appointed as a Director.
- For Cboe Livevol, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Jennifer Fuentes's (Vice President, Interim Chief Compliance Officer) Officer title has been updated to Chief Compliance Officer.
- For Cboe Silexx, LLC, Brian McElligott has been appointed as a Director.
- For Cboe Silexx, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Digital Asset Benchmark Administration, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Digital Asset Benchmark Administration, LLC, Jennifer Fuentes's (Interim Chief Compliance Officer) Officer title has been updated to Chief Compliance Officer.
- For Hanweck Associates, LLC, Brian McElligott has been appointed as a Director.
- For Hanweck Associates, LLC, Brian McElligott (President) has been appointed as an Officer.
- For Hanweck Associates, LLC, Jennifer Fuentes's (Vice President, Interim Chief Compliance Officer) Officer title has been updated to Chief Compliance Officer.
- For Loan Markets, LLC, Prashant Bhatia has been appointed as a Director.
- For Cboe Digital Intermediate Holdings, LLC, Bryan Stuart (Senior Director, Finance) has been removed as an Officer.
- For Cboe Clear Digital Holdings, LLC, Bryan Stuart (Chief Financial Officer) has been removed as an Officer.
- For BIDS Australia Pty. Ltd., Murrough O'Brien (Director) has been removed a Director.

- For BIDS Australia Pty. Ltd., Murrough O'Brien (Officer) has been removed an Officer.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Andrew Bevers		VP, Head of Derivatives Account Coverage		03/01/24		
Prashant Bhatia		EVP, Head of Enterprise Strategy & Corporate Development		09/02/25		
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution		03/01/24		
Kevin Carrai		SVP, Global Head of Market Data and Access Services		03/01/24		
Brittany Carter		VP, Corporate Strategy		03/01/24		

Cole Chmielewski		Vice President, Operations		03/01/24		
Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		03/01/24		
William Ciabattoni		VP, Product Management		03/01/24		
Gary Compton		Vice President, Communications		03/01/24		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman		Vice President, Associate General Counsel		03/01/24		
Craig Donohue		CEO and President		05/20/25 08/12/25 - Title Change		
Meaghan Dugan		SVP, Head of US Derivatives		03/01/25 10/21/25 - Title Change		
James Enstrom		Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou		SVP, Public Policy		03/01/24		
Stacie Fleming		SVP, Communications		03/01/24		
Stephanie Foley		EVP, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes		Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change		
Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24		
Megan Goett		SVP, Chief Marketing Officer		03/01/25		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		

Jill Griebenow		EVP, CFO, Treasurer		03/01/24		
John Hiatt		Vice President, Cboe Labs		03/01/24		
Robert Hocking		Executive Vice President, Global Head of Derivatives		10/21/25		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24		
Matt Iwamaye		VP, Associate General Counsel, Equities		03/01/24		
Chris Isaacson		Executive Vice President, COO		03/01/24		
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		12/17/24		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24		
Stephanie Lara		SVP, Deputy Chief Regulatory Officer		03/01/24		
Benjamin Lawson		Vice President, Chief Information Security Officer		12/17/24		
Tim Lipscomb		EVP, Chief Technology Officer		03/01/25 – Change in Title		
Marc Magrini		Vice President, Administration		03/01/24		
Scott Manziano		VP, Sales Operations		03/01/24		
Sarah McDowell		VP, Chief Enforcement Counsel		03/01/24		
Brian McElligott		SVP, Head of Data Vantage		10/21/25		
Kathleen Mikulak		VP, Regulation		03/01/24		
Guy Miller		SVP, Chief Legal Officer – North American Securities		10/21/25		

Emily Mitchell		Senior Vice President, Tax		03/01/24			
Anthony Montesano		Vice President, Market Structure		03/01/24			
Jordan Newmark		VP, Associate General Counsel		03/01/24			
Dennis O'Callahan		VP, Cboe Labs		03/01/24			
Dan Overmyer		Vice President, Options Regulation		03/01/24			
Hemang Patel		VP, Project Management		03/01/24			
Arthur Reinstein		Senior Vice President and Deputy General Counsel		03/01/24			
Stephanie Renner		SVP, Finance		03/01/24			
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		03/01/24			
Steven Sinclair		Vice President, Software Engineering		03/01/24			
Eileen Smith		Senior Vice President, Data and Analytics		03/01/24			
Nicholas Still		VP, Data Protection Officer		03/01/24			
Oliver Sung		SVP, North American Cash Equities		03/01/25 – Change in Title			
Alexandra Szakats		Vice President, Cboe Options Institute		7/17/24			
Natan Tiefenbrun		Senior Vice President, President North American and European Equities		7/17/24			
Hatice Unal		SVP, Infrastructure		03/01/24			
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		7/17/24			

Allen Wilkinson	SVP, Chief Accounting Officer	03/01/24	
Clinton Wolf	VP, Operations	03/01/24	
Omarr Woodhouse	VP, Operations Support Center	03/01/24	
Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	VP, Government Relations	03/01/24	02/28/25
Catherine Clay	EVP, Global Head of Derivatives	03/01/24	09/30/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson	President	03/01/24	08/01/25
Adam Inzirillo	EVP, Global Head of Data and Access Solutions	03/01/24	09/05/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17	12/31/23

Robert Marrocco		VP, Global Head of ETP Listings		03/01/24		03/10/25
Kyle Murray		VP and Associate General Counsel		03/01/24		03/14/25
Fredric Tomczyk		CEO		03/01/24		05/07/25
Umesh Yerram		VP, Chief Information Security Officer		02/02/21		06/27/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Craig Donohue		Director		08/12/25[1]		
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Executive Committee

- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe